UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

July 9, 2019

Commission File Number 1-10167

WESTPAC BANKING CORPORATION

(Translation of registrant’s name into English)

275 KENT STREET, SYDNEY, NEW SOUTH WALES 2000, AUSTRALIA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F                                           ☒                                                            Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Incorporation by Reference

The information contained in this Report on Form 6-K, excluding the information set forth in Exhibit No. 1, shall be incorporated by reference in the prospectuses relating to the Registrant’s securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-228295, 333-228294 and 333-220373), as such prospectuses may be amended or supplemented from time to time.

On July 9, 2019, Westpac noted APRA’s announcement on its approach to the application of the capital adequacy framework for ADIs to support orderly resolution in the unlikely event of failure.

APRA is requiring the major Australian Banks (including Westpac) to lift their Total Capital requirement by 3 percentage points of risk weighted assets (RWA), as measured under the current capital adequacy framework.  Based on Westpac’s RWA of $420 billion at 31 March 2019, this represents around $13 billion of additional capital, the bulk of which is expected to be raised through Tier 2 Capital.  The increase in capital will see a corresponding decrease in other forms of funding.

This increase in Total Capital will take full effect from 1 January 2024.

APRA is still targeting an additional 4-5 percentage points of loss-absorbing capacity. Over the next four years, APRA will consider feasible alternative methods for raising the additional 1-2 percentage points in consultation with industry and other interested stakeholders.

It is too early to determine the actual total cost to Westpac given the pricing of any new Tier 2 Capital is expected to be impacted by the increase in supply of Tier 2 on issue by the Australian banks.

Index to Exhibits

Exhibit No.	Description

1	ASX Announcement — Westpac notes APRA’s announcement on loss-absorbing capacity

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WESTPAC BANKING CORPORATION
(Registrant)

Date: July 9, 2019	By:	/s/ Yvette Adiguzel
Yvette Adiguzel
Associate Director